19 November 2012

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 724,000 Reed Elsevier PLC ordinary shares at a price of 603.3112p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 53,225,664 ordinary shares in treasury, and has 1,203,144,389 ordinary shares in issue (excluding treasury shares). Since 3 September 2012 Reed Elsevier PLC has purchased 19,029,366 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 253,000 Reed Elsevier NV ordinary shares at a price of €10.4281 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 33,800,587 ordinary shares in treasury, and has 691,440,533 ordinary shares in issue (excluding treasury shares). Since 3 September 2012 Reed Elsevier NV has purchased 9,847,796 shares.